EXHIBIT 3

TRADING DATA

Reporting Person	Date of Transaction	No. of Shares (Common Stock)	Price Per Share $	Where/How Effected
ASOF Holdings I, L.P.	12/2/2020	350,000	1.54	Open Market/Broker
ASOF Holdings I, L.P.	1/5/2021	300,000	1.62	Open Market/Broker
ASOF Holdings I, L.P.	1/6/2021	100,000	1.70	Open Market/Broker
ASOF Holdings I, L.P.	1/7/2021	200,000	1.6966	Open Market/Broker
ASOF Holdings I, L.P.	1/8/2021	100,000	1.62	Open Market/Broker
ASOF Holdings I, L.P.	1/8/2021	100,000	1.5509	Open Market/Broker
ASOF Holdings I, L.P.	1/11/2021	120,000	1.4935	Open Market/Broker
ASOF Holdings I, L.P.	1/20/2021	200,000	1.75	Open Market/Broker